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                                                                     EXHIBIT 20



                          SCB COMPUTER TECHNOLOGY, INC.


Contacts:  Ben C. Bryant, Jr.                      Michael J. Boling, CPA
           Chairman of the Board, President        Executive Vice President and
           and Chief Executive Officer             Chief Financial Officer
           901-754-6577                            901-754-6577

                     SCB COMPUTER TECHNOLOGY, INC. ANNOUNCES
                  ANTICIPATED RESTATEMENT OF FINANCIAL RESULTS
                     AND RESIGNATION OF INDEPENDENT AUDITOR

      MEMPHIS, TN (April 14, 2000) - SCB Computer Technology, Inc. (Nasdaq:NM/SCBI) today announced that the audit committee of its board of directors is conducting an independent investigation into allegations of potential accounting irregularities affecting SCB's financial statements. As a result of the allegations and the investigation proceedings to date, Ernst & Young LLP resigned as SCB's independent auditor effective as of April 10, 2000. Based on the information presented to the audit committee to date, SCB anticipates that it will restate its audited financial statements for fiscal 1998 and 1999 and its unaudited financial statements for the first three quarters of fiscal 2000.

      At a meeting held on March 27, 2000, five SCB employees informed the audit committee of SCB's board of directors of their concerns regarding potential accounting irregularities affecting SCB's financial statements. The alleged irregularities principally relate to the appropriateness and timing of the recognition by SCB of certain items of revenue and expense during the 1998, 1999 and 2000 fiscal years. The audit committee decided at the meeting that the interests of SCB and its shareholders would be best served by conducting an independent, objective investigation into the allegations. The audit committee, composed of three outside, independent directors, is leading the investigation. The audit committee has retained SCB's legal counsel, Baker Donelson Bearman & Caldwell PC, to assist the audit committee in conducting the investigation. Also assisting in the investigation are Ernst & Young LLP, which has agreed to continue in this role notwithstanding its resignation as SCB's independent auditor, and KPMG LLP, another independent accounting firm. The audit committee's investigation is currently at an early stage and is expected to be completed within the next 30-60 days.

      As a result of the allegations and the investigation proceedings to date, Ernst & Young LLP advised the audit committee at a meeting held on April 10, 2000, that information has come to its attention that could materially impact the fairness and reliability of SCB's audited financial statements for the fiscal years ended April 30, 1998 and 1999, and its unaudited financial statements for the first three quarters of the fiscal year ending April 30, 2000. In addition, pending the completion of the ongoing investigation, Ernst & Young LLP advised the audit committee that based on such information Ernst & Young LLP is uncertain as to whether it will be able to be associated with restated SCB financial statements. Based on these determinations, Ernst & Young LLP advised the audit committee of its resignation as SCB's independent auditor effective as of April 10, 2000. The audit committee has commenced the


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selection process for a new independent auditor but has not engaged a new auditor as of this date.

      The reports of Ernst & Young LLP on SCB's financial statements for the 1998 and 1999 fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, in connection with the audits of SCB's financial statements for fiscal 1998 and 1999, and in the subsequent interim periods, there were no disagreements between SCB and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in connection with its report.

      Based on the information presented to the audit committee to date, SCB anticipates that it will restate its audited financial statements for fiscal 1998 and 1999 and its unaudited financial statements for the first three quarters of fiscal 2000. The adjustments to the financial statements could have a material adverse effect on the amount of revenue and net income recognized by SCB during certain fiscal periods and the timing of revenue and net income recognition as between various periods. Because the investigation is at an early stage, SCB cannot currently estimate the amount of the required adjustments to its financial statements. Revised financial statements of SCB for the affected periods will be issued upon the completion of the investigation by the audit committee.

      Commenting on the announcement, Ben C. Bryant, Jr., the chairman of the board, president and chief executive officer of SCB, said, "As difficult as this situation may be, I am pleased that our employees came forward to express their concerns. We continue to be committed to the welfare of our employees, customers and shareholders, and we must - and will - promptly address in a straightforward manner the issues arising from the audit committee's investigation."

      In addition, Jack R. Blair, the chairman of SCB's audit committee, stated, "Speaking on behalf of each member of the audit committee, we are firmly committed to completing a thorough, expeditious investigation of the allegations in an independent, objective manner. SCB will take all corrective actions dictated by the results of our investigation." Mr. Blair added, "We have a great deal of confidence in Michael Boling, SCB's new chief financial officer who joined us in December 1999, and in Mark McFall, SCB's new controller who came onboard in January 2000, both of whom have substantial public accounting experience. Their presence has undoubtedly strengthened SCB's finance organization."

      Certain statements contained in this press release and related statements by management of SCB may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including the ultimate outcome of the audit committee's investigation, the nature of any adjustments to be made to SCB's financial statements, and the other risks described in SCB's filings with the Securities and Exchange Commission. SCB undertakes no obligation to update this forward-looking information, except as required by law.

         SCB Computer Technology, Inc., is a leading provider of information technology management and technical services to Fortune 1000 companies, state and local governments, and other large organizations. SCB's services primarily consist of enterprise solutions strategy consulting and planning, e-business solutions, enterprise development services, integrated ASP



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services, enterprise resource planning solutions, customer relationship management solutions, and project management solutions.



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